Filed by Norfolk Southern Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Norfolk Southern Corporation

Commission File No.: 001-8339

Date: September 10, 2025

The following are excerpts from the transcript of Norfolk Southern’s Question and Answer presentation by Mark George (President and CEO) and Ed Elkins (CCO), at the Morgan Stanley 13th Annual Laguna Conference held on September 10, 2025. A link to the replay of the webcast is posted on Norfolk Southern’s News & Events page at: https://norfolksouthern.investorroom.com/events.

The following excerpts contain only those portions of the transcript relating to discussions of the proposed transaction between Norfolk Southern and Union Pacific.

Ravi Shanker

Morgan Stanley, Research Division

Amazing. So well, that’s loud. Welcome, everyone, to the 13th Annual Laguna Conference. For those who don’t know me, I’m Ravi Shanker, Morgan Stanley’s Transportation Airlines Analyst. And for the next 3 days, you guys are going to hear from the castings in industry across all industrial verticals, obviously, very important trend themes going on both macro and idiosyncratic.

So We’re very pleased and excited to jump right into it with probably the hardest story, the hardest stock definitely in transports right now, maybe in all cyclicals, Norfolk Southern, very happy to have with us CEO, Mark George and CCO, Ed Elkins. Gentlemen, thanks so much for being here.

Before we start, I should point out that for a research — disclosure leading to Morgan Stanley’s relationships, please read our latest research or go to morganstanley.com/researchdisclosures. With that, Mark, it was at Laguna last year, that he became CEO so congratulations on your 1-year anniversary. I’m sure it’s been a really quiet and boring 12 months. I guess anything in particular going on?

Mark R. George

President, CEO & Director

It’s been a very busy 12 months and it’s been a very busy 50 days since we announced the proposed merger with Union Pacific. We’re really excited by this. And we’re really proud of this combination. I think when you look at it, this will go down, and you look back 5 years from now when the deals close, integration is large and complete, this will be as transformative as what Eisenhower did in the ‘50s when he built the interstate highway system when it comes to freight transportation. Ever since then, when that highway system was built, I think freight has started to navigate toward the highway and it’s been hard for rail to recapture share.

This is our opportunity to redefine rail’s role in freight transportation. So I’m really excited by that. We’ve spent the past 50 days meeting with various constituencies, and we’ll continue to do that, whether it’s shippers, labor unions, people in the political world. And honestly, there’s just a lot of optimism and positivity towards what we’re doing, and we’re really excited by that. In parallel, we’re working on a lot of things that are due to a lot of deliverables. We’ve got to get the S-4 filed and go through our shareholder voting process.

So that — we’re working on that real time. And at the same time, we’re working on our STB application. And again, that needs to be filed within 3 to 6 months. And we’re working as fast as we can because we want to move this along as quick as possible. And look, at the end of the day, windows opened up. We got, I think, a pretty good STB going from — you look back to November last year, and there was a big change in the STB after the election. And we think that the members are pragmatist and they’ll be open and receptive.

And I think when you look at what’s going on just in the past week with a lot of announcements, just the mere idea of having a transcontinental railroad has already enhanced competition in this space. And I think that’s a very, very important point. Our argument is being made for us. But we’re really excited.

Ravi Shanker

Morgan Stanley, Research Division

Got it. That’s a great overview. A few follow-ups on that. But before that, a little bit of a side bar, I’m watching the TV show The Gilded Age right now. And obviously, it’s about a railroad baron who’s trying to buy the Illinois Central and trying to build a transcontinental railroad and telling him, it’s going to be impossible literally 100 years ago. So it’s amazing how the more things change, the more they stay the same. So maybe kind of if you can give us — so that’s a very good overview. Maybe a little more color around genesis behind this kind of how it came together, kind of what triggered that opportunity for you when there’s been a lot of talk about rail M&A kind of over the last several years, like not happening over the last several years. So like maybe why now?

Mark R. George

President, CEO & Director

Well — look, I think I joined the industry just under 6 years ago. And I’ve been told for 6 years that it’s just impossible. It can’t happen. Because you always look at it and you say, “This is ridiculous when you look at the way the rail networks are partitioned in our country.” You’ve got a couple of the east, you’ve got a couple in the West, you’ve got a couple in Canada who are transcontinental by the way. And then they dip down into the U.S.

Ravi Shanker

Morgan Stanley, Research Division

And into Mexico.

Mark R. George

President, CEO & Director

And into Mexico. So the way that the whole network has evolved after the decades of consolidation that happened in the ‘80s and ‘90s and then you put a hard freeze on it for understandable reasons. There were all sorts of integration challenges. The STB was freaking out at the time and said, all right, no more to protect shippers. I get that. I do. But it was a real inopportune time to put a freeze.

Maybe it was appropriate at that time. But look, with the passage of 25 years, I think sentiment has changed. And I think you bring in new thinking to say, why not? Tell me why not? Nobody will tell me that it doesn’t make sense. They just tell you that the hurdles are too great to get there.

And I get that, too. My single biggest concern and when I started to talk to Jim about this was what do we do for 2 years, if it takes 2 years to get this thing through. How do we continue to run our business without disruption for 2 years when with Norfolk Southern, we’re going to have employees, human beings who are uncertain. You’ll have that even on the UP side, people who are uncertain about their future, right? So that was one of the considerations for sure. We had to make sure that we address that, and we did. But ultimately, why not now? And I do think that something happened in November with the STB following the election, and I think it’s worth giving it a try.

Ravi Shanker

Morgan Stanley, Research Division

That’s a good way to frame it, instead of why now, the question is why not now? You touched upon this in your opening remarks, but can you remind us again what the next catalyst path is and kind of what the time line looks like?

Mark R. George

President, CEO & Director

Well, the time line is simple. I mean, we’ve got to get the S-4 filed and we got to go through kind of — I think of it as we’ve got 3 paths right now. We got to get the S-4 filed and pursue shareholder approval. And I believe that, that will all happen depending on the SEC’s interest and review, it should happen by the end of the year for the shareholder votes. And then in parallel, so we’re well along that way. In parallel, we’re working on the STB application. That’s a monster. But we got a lot of people involved in that. We’ve got great game charts and good planning.

I’m really proud of the collaboration between the NS team and the UP team. We are working extremely well and extremely close, and it speaks to why I think the combination of UP and NS makes the most sense. There’s a cultural fit. We have very similar value systems, a very similar culture. And we’re working really well together. Just the way Jim and I worked variable together since we started this conversation to now our teams. That process is playing out. Again, the application is a monster. It’s a bear. And we want to make sure that it’s comprehensive because you don’t want to submit something that is missing things and you have kind of a restart and that extends the whole duration. But that said, we want to be fulsome, but we want to move fast. So I’m not going to put time lines out just yet, but I can say that we’re pushing the team to be on the earlier side of the 3- to 6-month window.

But we’ll see where that goes. And then the third stream — process stream really is kind of integration planning. And those — the good news, if there is any good news about having this longer review process within STB as opposed to FTC DOJ process is that it gives us time to plan and as I mentioned before, I mean, we cannot have integration issues. And Jim and I are aligned on that. We’re going to do everything possible to ensure that we have a seamless integration. We’re going to learn from the mistakes of the past. And if it takes a little longer to make sure that it’s smooth from a systems perspective, then it will take a little bit longer.

But we can start the planning now to some degree without crossing lines or boundaries, I think what we’re going to do, particularly on the system side, is just for our benchmarking. What systems do you have, what systems do we have and start thinking about where we would end up migrating to and start building plans for that. We do the same thing on the operations side. But again, we’ve got to do it in a very measured way. And that right now is not the focus. Right now, it’s about — we don’t want anything to get in the way of getting the application in.

Ravi Shanker

Morgan Stanley, Research Division

Got it. Last question on this topic, at least from me. Again, you touched on this in your opening remarks, but in these few weeks you’ve had since the announcement, any surprises, positive or negative with either the process or the feedback you’ve got from various constituents or kind of what any surprises?

Mark R. George

President, CEO & Director

Yes. The feedback has been good, especially as I talk to customers, as I talk to members of the administration as well. The feedback has been good. People see the value that we’re creating for America. As we rebuild and reindustrialize America, they understand and see it. So I’m favorably surprised that we don’t have to do a lot of convincing. It’s intuitive to everybody. So that’s a good surprise.

And I think the other good surprise is just that everybody is making the case now that this is enhancing competition. We’re seeing announcements from other roads, and I think that’s great.

…

Unknown Analyst

Yes. Just a quick follow-up. What were the root causes of the service problems? Is it the PSR implementation?

Claude E. Elkins

Executive VP & Chief Commercial Officer

Well, I would say this. I think over time, and I’m looking at the rail industry, written large, right? Generally, crises and service emanate from a couple of different places. Usually, it’s a mismatch of resources and demand somewhere, and that starts to ripple through the economy. I can’t lay it at PSR per se. It’s a network business, and we just have to be very responsive to what’s going on in the environment and make sure that we’re resourced appropriately. And that’s what I know Mark and Jim both talked about, we have to have a buffer of resources so that we can absorb those supply chain shocks that are inevitable. You want to talk about that?

Mark R. George

President, CEO & Director

Yes. No, that’s exactly right. And you’ll hear Jim talk about it. We have the same philosophy, right? You have to have to combat this mismatch of resources you may have to make sure you have a buffer. So oftentimes, the trigger to these crises might be weather, right? Well, what does weather do? It slows you down. It creates an imbalance in your network that you can only dig yourself out of if you have appropriate resources in place. That’s kind of the buffer. When you’re too thin on resources, you can’t respond, and it takes you not just months, it takes you quarters to catch up and to rebalance yourself.

…

Ravi Shanker

Morgan Stanley, Research Division

Any other questions. Anyone else? So maybe just to wrap, obviously, a lot going on. And I hope you can use the next 24 hours at going to relax a little bit and get some sleep. But — yes. So what can we look forward? Like — so how much are you spending? Like what’s management time split like between fundamentals versus the deal and kind of where your resource is going?

Mark R. George

President, CEO & Director

Well, I think we’re allocating management time and resources. I’ve got certain key members that are disproportionately allocated towards fulfilling our deal-related obligations while trying not to distract the remainder of management who’s focused on running the business. And so that’s part of my job is to make sure that Ed is not distracted. And Ed’s team is not distracted.

They’ve got to try to find volume and be creative in responding to some of the new competitive threats that are out there. Same thing with John and the operating team. It’s like we got to focus. We cannot have a service setback at all during this application period or forever, frankly. So we don’t want that team distracted. But we’ve got core leaders, Jason Zampi, Jason Morris, are heavily focused on making sure that we fulfill our deal-related obligation. So it’s a delicate balance, but it’s very much top of mind.

Ravi Shanker

Morgan Stanley, Research Division

Great. Thank you for bringing a really interesting story to the transportation space at the time when we’re still waiting for the cycle.

But Mark, Ed, thanks so much for being here, and I wish you all the best.

Mark R. George

President, CEO & Director

Ravi, thank you very much.

Claude E. Elkins

Executive VP & Chief Commercial Officer

Thank you.

Mark R. George

President, CEO & Director

Take care.

* * *

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December  31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm ) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February  7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm ) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March  28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm), and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, “Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June  3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.